8081 Lougheed Hwy
Burnaby, B.C.
Canada V5A 1W9
Tel: 604.681.4101
Fax: 604.412.9830
www.responsebio.com

August 30, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

Dear Sir/Madame:

Re: Response Biomedical Corp. (the “Company”) – Restating its Quarters
Ended March 31, 2005 and 2004 Interim Consolidated Financial Statements

Please accept this notice that Response Biomedical Corp. is restating its Consolidated Financial Statements for the quarters ended March 31, 2005 and 2004 due to a miscalculation of its stock base compensation expense. This non-cash item was discovered during the Company’s routine month-end reconciliation process. The effects of the restatement reduced retained earnings as at March 31, 2005 by $134,357 from a deficit of $37,281,583 to a deficit of $37,415,940.

The Company will file the amended financial statements with the appropriate Canadian regulatory authorities and U.S. Securities and Exchange Commission.

Sincerely,

“Simon Tran”

Simon Tran,
CMA Controller